Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	RALPH M. LEVENE	51 WEST 52ND STREET		JEANNEMARIE O’BRIEN	IAN BOCZKO
HERBERT M. WACHTELL	RICHARD G. MASON	NEW YORK, N.Y. 10019-6150		WAYNE M. CARLIN	MATTHEW M. GUEST
PAUL VIZCARRONDO, JR.	MICHAEL J. SEGAL	TELEPHONE: (212) 403 -1000		STEPHEN R. DiPRIMA	DAVID E. KAHAN
PETER C. HEIN	DAVID M. SILK	FACSIMILE: (212) 403 -2000		NICHOLAS G. DEMMO	DAVID K. LAM
HAROLD S. NOVIKOFF	ROBIN PANOVKA			IGOR KIRMAN	BENJAMIN M. ROTH
MEYER G. KOPLOW	DAVID A. KATZ	GEORGE A. KATZ (1965-1989)		JONATHAN M. MOSES	JOSHUA A. FELTMAN
THEODORE N. MIRVIS	ILENE KNABLE GOTTS	JAMES H. FOGELSON (1967-1991)		T. EIKO STANGE	ELAINE P. GOLIN
EDWARD D. HERLIHY	DAVID M. MURPHY	LEONARD M. ROSEN (1965-2014)		DAVID A. SCHWARTZ	EMIL A. KLEINHAUS
DANIEL A. NEFF	JEFFREY M. WINTNER			JOHN F. LYNCH	KARESSA L. CAIN
ANDREW R. BROWNSTEIN	TREVOR S. NORWITZ	OF COUNSEL		WILLIAM SAVITT	RONALD C. CHEN
MICHAEL H. BYOWITZ	BEN M. GERMANA	WILLIAM T. ALLEN	DAVID S. NEILL	ERIC M. ROSOF	GORDON S. MOODIE
PAUL K. ROWE	ANDREW J. NUSSBAUM	PETER C. CANELLOS	BERNARD W. NUSSBAUM	MARTIN J.E. ARMS	DONGJU SONG
MARC WOLINSKY	RACHELLE SILVERBERG	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	GREGORY E. OSTLING	BRADLEY R. WILSON
DAVID GRUENSTEIN	STEVEN A. COHEN	KENNETH B. FORREST	ERIC S. ROBINSON	DAVID B. ANDERS	GRAHAM W. MELI
STEVEN A. ROSENBLUM	DEBORAH L. PAUL	THEODORE GEWERTZ	PATRICIA A. ROBINSON*	ANDREA K. WAHLQUIST	GREGORY E. PESSIN
STEPHANIE J. SELIGMAN	DAVID C. KARP	MAURA R. GROSSMAN	ERIC M. ROTH	ADAM J. SHAPIRO	CARRIE M. REILLY
JOHN F. SAVARESE	RICHARD K. KIM	RICHARD D. KATCHER	MICHAEL W. SCHWARTZ	NELSON O. FITTS	MARK F. VEBLEN
SCOTT K. CHARLES	JOSHUA R. CAMMAKER	DOUGLAS K. MAYER	ELLIOTT V. STEIN	JOSHUA M. HOLMES	VICTOR GOLDFELD
JODI J. SCHWARTZ	MARK GORDON	ROBERT B. MAZUR	WARREN R. STERN	DAVID E. SHAPIRO	EDWARD J. LEE
ADAM O. EMMERICH	JOSEPH D. LARSON	PHILIP MINDLIN	PATRICIA A. VLAHAKIS	DAMIAN G. DIDDEN	BRANDON C. PRICE
GEORGE T. CONWAY III	LAWRENCE S. MAKOW	ROBERT M. MORGENTHAU	AMY R. WOLF	ANTE VUCIC	KEVIN S. SCHWARTZ
* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL
		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

Direct Dial: (212) 403-1005

Direct Fax: (212) 403-2005

E-Mail: VGoldfeld@wlrk.com

April 23, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Registration Statement on Form 10 for Care Capital Properties, Inc.

Ladies and Gentlemen:

On behalf of our client, Care Capital Properties, Inc. (“SpinCo”), a Delaware corporation and a wholly owned subsidiary of Ventas, Inc. (“Ventas”), we are submitting for filing with the U.S. Securities and Exchange Commission a registration statement on Form 10 for the registration of SpinCo’s common stock under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, in connection with Ventas’s planned distribution of SpinCo common stock to Ventas’s stockholders.

If you have any questions regarding this filing, please contact the undersigned at (212) 403-1005.

Sincerely,

/s/ Victor Goldfeld

Victor Goldfeld

cc:                                Kristen Benson, Vice President and Secretary, Care Capital Properties, Inc.

Robin Panovka, Wachtell, Lipton, Rosen & Katz